Exhibit 4

News Release                                                                                                                                                    [Logo: MacKenzie Partners]

For Immediate Release:

HIGHFIELDS SENDS LETTER TO MONY BOARD OF DIRECTORS

BOSTON, MA – February 12, 2004 – Highfields Capital Management (“Highfields”), the owner of 4.6% of the outstanding shares of The MONY Group Inc. (NYSE:MNY), delivered a letter today to the MONY Board of Directors regarding MONY’s continuing attempts to disenfranchise shareholders who oppose the sale to AXA. The complete text to the letter is attached to this release.

Highfields also urged all shareholders to vote against the sale to AXA and to take the steps necessary to exercise the right to demand fair value for their shares under Delaware law. MONY shareholders are encouraged to contact MacKenzie Partners with any question or to obtain further information on how to exercise and preserve their appraisal rights.

[Logo: Highfields Capital]

AN OPEN LETTER

TO THE

MONY BOARD OF DIRECTORS

February 12, 2004

Ladies and Gentlemen:

On September 17, 2003, you agreed to sell our Company to AXA Financial for $31 per share in cash. We and other long-term shareholders are vehemently opposed to that sale (a position shared by Institutional Shareholder Services (ISS), the largest independent advisor on such matters, and the AFL-CIO Office of Investment). Fair enough—the Company’s Board and the Company’s shareholders can disagree on such things.

The open question is whether you will allow shareholders to express their disagreement by voting down the AXA proposal, or continue to permit management to waste Company resources in an attempt to run roughshod over the rights of MONY shareholders.

At less than 75% of book value, the AXA offer represents the lowest price to book value ratio of any precedent transaction identified by your investment banker over the past nine years. We believe that the MONY Board was led to this sale by a management team that has utterly failed to deliver reasonable earnings, but nevertheless stands to gain disproportionately (to the tune of approximately $90 million) from the sale. Since going public in

1998, MONY—under the leadership of Michael I. Roth and Samuel J. Foti—has produced amongst the lowest returns on equity in the insurance industry. While most of its competitors (both large and small) have flourished, MONY has made few inroads into a bloated cost structure and repeatedly made ill-fated acquisitions while ignoring entreaties to return excess capital to the Company’s shareholders.

One could conclude from the Company’s proxy statement that in the last year the Board came to accept that current management was not capable of changing this downward spiral in performance. We certainly would agree. Unfortunately, it appears that the Board also concluded that the solution was not to change management, but to change owners. In perhaps their finest strategic move, management succeeded in fully developing for the Board only the single choice of a management-friendly sale to AXA, and then justified the low sale price with MONY’s poor earnings history and weakened competitive position.

Now, fearful of losing approximately $90 million of compensation that could flow from the sale (millions more than the $79 million “premium” negotiated for MONY shareholders) Mr. Roth and his team have resorted to scare tactics: trumpeting negative analyst comments about MONY and its future, threatening (some would say inviting) a ratings downgrade if the AXA transaction is not consummated, and suggesting that the Company may not even be viable if it remains independent. We are unable to square this with Mr. Roth’s own statements just six months ago that the Company’s plan was “on track.” Recent economic and market growth should only have improved that outlook.

As you know, several of the Company’s largest shareholders have each independently stated their intention to vote against the AXA deal. We and others have also exercised our Delaware appraisal rights and you have announced that the appraisal demands have exceeded the level at which AXA may decline to close. We believe that the Company should demand that AXA declare whether it will close in the face of such appraisal demands, rather than allow AXA to effectively have an option on the Company. If AXA refuses to do so, then shareholders should know this material fact, and the current level of appraisal demands, before they make their voting decision.

Instead of providing such critical information, the Company’s response to shareholder concern has been to make two attempts to silence us through litigation, to take out full-page newspaper ads disparaging us and other shareholders, and to spend millions in an attempt to beg, borrow and all but buy the votes needed to push through the AXA sale. All of these expenditures, of course, are being made with the shareholders’ money, and by the time it is all said and done, their pursuit of this deal will end up costing us tens of millions of dollars. All because management fears that shareholder governance might just work and vote down the sale.

Let’s take a look at the results of these actions. A week ago, you presumably authorized management to sue us to stop the simple act of sending a copy of the Company’s own proxy card to MONY shareholders. The Company even issued a press release proclaiming that mailing as a “violation of federal securities laws.” Of course, at the time of that statement, management already knew and ignored the fact that we had received specific SEC advice that such a mailing complied with federal proxy rules. Going further, your management then took the extraordinary step of warning the SEC that it would be “inappropriate” for it to respond to the request of the federal court that the SEC confirm this long-standing position in writing.

On Wednesday, a U.S. District Court Judge roundly rejected MONY’s attempt to prevent us from mailing MONY’s own proxy card to our fellow shareholders. Yet, despite the finding that our mailing was in the interest of good shareholder communications, management sought to overturn that ruling in the Court of Appeals. Failing in that, management made a third attempt to block the mailing in court, again making baseless claims of wrongful behavior. Might we remind you—we are among the Company’s owners, not its enemy.

This week, ISS, the widely respected provider of proxy advisory services to over 700 institutions, recommended that its clients vote against this deal, citing an inadequate price, management conflicts of interest, and better alternatives. Clearly, we shareholders are not alone in our analysis.

Highfields Capital has invested extensively in the insurance industry. Based upon our industry knowledge and contacts and proprietary research, we are convinced that a new management team can create value far in excess of $31 per share over the next couple of years, and we will vote against the AXA deal. It is our right as an owner to respectfully disagree with the conclusion of the Board, and that is why Delaware law provides for a shareholder vote.

Management’s extraordinary (some would say outrageous) efforts and expenditures to sway the will of the shareholders is already far beyond the Company’s good faith obligation under the AXA agreement. We implore you to rein them in from continuing to fritter away Company assets in pursuit of their own financial gain. That is your fiduciary duty, as is the responsibility to conduct the vote and shareholder meeting in a fair manner, without procedural or mechanical devices that favor management and disenfranchise shareholders. Finally, if the shareholders vote down the AXA deal on February 24 as we urge them to, we implore you to live up to your duty as our stewards and replace management with a more able team.

Sincerely,

Jonathon S. Jacobson	Richard L. Grubman
Managing Director	Managing Director